Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington, D.C. 20549

 Gentlemen:

 We are retained by ESPO's INC as independent certified public accountants to report on the financial statements at November 30, 2000, and for the year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the full requirements for Form 10-KSB, both as to form and timeliness. Due to the extensive period of time involved in developing data for the financial statements, we will not have sufficient time to complete our audit of the Form 10-KSB by February 28, 2001, which is the required filing date for the Company's annual report, without unreasonable effort and expense.

 Very truly yours,

 /s/ TRAVIS, WOLFF & COMPANY, L.L.P.

 February 28, 2001
 Dallas, Texas